FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

     26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR
ENGINEERING, INC.

Date: August 7, 2003	By:	/s/ Joseph Tung

	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Joseph Tung, CFO / Vice President Freddie Liu, Assistant Vice President

Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110	ir@aseglobal.com

Tel: + 886-2-8780-5489 Fax: + 886-2-2757-6121	http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2003 SECOND-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., August 6th, 2003 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), (“We”, ASE”, or the “Company”), one of the world’s largest independent providers of semiconductor packaging and testing services, today reported unaudited consolidated net revenues1 of NT$12,773 million for the second quarter of 2003 (2Q03), up 18% from the year ago period and up 10% sequentially. Net income for the quarter totaled NT$360 million, representing earnings per share of NT$0.11, or US$0.017 per ADS.

For the first six months of 2003, the Company’s revenues were NT$24,359 million, up 17% compared to the same period of 2003. Net income was NT$12 million, compared to a loss of NT$157 million in the first half of 2002. EPS was NT$0.004, or US$0.001 per ADS.

“We are very pleased with our performance during the second quarter, even though the quarter is seasonally slow in the IT industry and the SARS outbreak had a noticeable impact in Asia,” commented Mr. Jason Chang, Chairman of ASE. “The stronger than seasonal business momentum was primarily attributed to our balanced end sector exposure and the continuing outsourcing by our major IDM customers. We have successfully diversified our revenues sources from a broad base of customers, which mitigated the possible impact from single customer’s performance.”

“Driven by increasing customer demand, our turn-key solution provided by our multiple locations has become ASE’s biggest strength. In addition to our core packaging and testing services, the system-in-package or module business is a new sweet spot that we have made significant progress in capitalizing on the growth i n this sector.”

“We remain confident about the prospect going into the second half of this year, and even more so for 2004. The driver for our growth will be the increasing demand for leading edge packaging and testing services, and we believe we are in the best position among all of our competitors to capture the most growth in the foreseeable future.”

RESULTS OF OPERATIONS

•	Net revenues amounted to NT$12,773 million, up 18% from 2Q02 and up 10% sequentially. The revenue contribution can be broken down into NT$9,987 million from packaging operations, NT$2,752 million from testing operations, and NT$34 million from other revenues.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

1	August 6, 2003

Advanced Semiconductor Engineering, Inc.

•	Costs of revenues were NT$10,803 million, representing an increase of 18% compared to 2Q02 and an increase of 7% compared to 1Q03.
-	As a percentage of net revenues, cost of revenues was 85% in 2Q03 and remained unchanged compared with 2Q02. Sequentially, cost of revenues decreased from 87% in 1Q03, primarily as a result of increased internal sourcing of packaging material from ASE Material.
-	Depreciation expense totaled NT$2,935 million during the quarter, an increase of 4% compared to 2Q02 and increase of 2% sequentially, due to increased capital expenditures.
•	Gross profit for the quarter was NT$1,970 million, representing a gross margin of 15%, remained unchanged from 2Q02 and up from 13% in 1Q03.
•	Total operating expenses were NT$1,811 million, including NT$550 million in research and development expense.Selling, general and administrative expense totaled NT$1,261 million, which included goodwill amortization related to past acquisition of consolidated entities of NT$207 million.
•	We recordednet non-operating expenses of NT$298 million in 2Q03, compared with NT$407 million in 2Q02 and NT$510 million in 1Q03.
-	Interest expense for the quarter was NT$385 million, down from NT$497 million in 2Q02 and NT$418 million in 1Q03. The decrease in interest expense was mainly due to the lower interest rate achieved by the refinancing of bank loans as well as reduced debt level.
-	NT$511 million of interest revenues from long-term bond investment was recognized due to redemption notice of the convertible bonds.
-	Loss on long -term investment was NT$63 million, consisting of NT$8 million of net investment loss from minority-owned affiliates, and NT$55 million of goodwill amortization related to such minority-owned affiliates. The net investment loss from minority-owned affiliates included NT$ 35 million of loss from Hung Ching Construction and NT$19 million of loss from other invested companies, partly offset by NT$46 million of investment income from Universal Scientific Industrial Co. ("USI").
-	We recognized NT$355 million loss on disposal of treasury shares by ASE Capital Inc., a wholly owned subsidiary of the Company.
•	Loss before tax was NT$139 million. The Company recognized an income tax benefit of NT$504 million during the quarter. Minority interest adjustment for the quarter amounted to NT$5 million.
•	In 2Q03, net income amounted to NT$360 million, compared with NT$74 million for 2Q02 and net loss of NT$348 million for 1Q03.
•	As a result of the sales of treasury shares by the Company’s two wholly owned investment companies during the quarter, the Company’s total shares outstanding at the end of the quarter was 3,254,467,369. T he Company’s earnings per share for the second quarter of 2003 was NT$0.11, or US$0.017 per ADS, based on 3,142,199,728 weighted average number of shares outstanding during the second quarter. For the first six months of 2003, the Company’s earnings per share were NT$0.004, or US$0.001 per ADS.

LIQUITY AND CAPITALRESOURCES

•	Capital expenditures in Q2/03 totaled US$94 million. The breakdown of such capital expenditures by operations is as follows: US$50 million for packaging operations, US$43 million for testing operations and US$1 million for interconnect materials.
•	EBITDA for the quarter totaled NT$3,669 million, up 7% from NT$3,429 million in the year-ago quarter and up 18% from previous quarter primarily as a result of higher revenues during the quarter.
•	At the end of 2Q03, the Company had cash on hand plus short-term investment of NT$14,589 million, as compared with NT$14,597 million at the end of 1Q03.
•	As of June 30, 2003, the Company had total bank debt of NT$47,256 million, consisting of NT$4,385 million of revolving working capital loan, NT$7,051 million of current portion of long -term debt, NT$5,378 million of current portion of long -term bonds payable and NT$30,442 million of long term debt. Of the NT$30,442 million of long-term debt, NT$5,192 million was the syndication loan taken by ASE Test Limited for the purpose of refinancing its

2	August 6, 2003

Advanced Semiconductor Engineering, Inc.

•	convertible bonds. Total unused banking facilities amounted to NT$12,335 million. Total number of employees reached 21,767 as of June 30, 2003.

BUSINESS REVIEW

Packaging Services

•	Revenues generated from the Company’s packaging operations were NT$9,987 million during the quarter, up 18% year-over-year and up 11% sequentially. The revenue growth was primarily due to the increase in packaging volume. The average selling price of our packaging services remained stable compared with previous quarter.
•	Revenues from flip chip packages accounted for 7% of total packaging revenues, up from 6% in the previous quarter.
•	Revenues from BGA and other substrate-based packages comprised 5 0% of total packaging revenues during the quarter, compared with 47% in 2Q02 and 53% in the previous quarter. The sequential decline in BGA revenues was due primarily to the relative weakness of certain communication and computer customers who predominantly use BGA packages for their products.
•	Advanced lead frame based packages, including QFP, TQFP and LQFP, accounted for 26% of total packaging revenues, down 7% year-over-year and unchanged from previous quarter.
•	Gross margin of packaging operations was 14%, down from 18% in a year ago quarter and up from 13% in the previous quarter.
•	Capital spending on the packaging operations amounted to US$50 million, of which US$43 million was for wirebonding packaging capacity, and US$7 million was for wafer bumping and flip chip packaging equipment.
•	As of June 30, 2003, there were 4,688 wirebonders in operation, 74% of which were capable of performing fine pitch wirebonding services. A total of 93 wirebonders were added and 65 wirebonders were rendered obsolete during the second quarter of 2003.

Testing Services

•	Revenues generated from the Company’s testing operations were NT$2,752 million, up 15% year-over-year and up 9% sequentially.
•	Of the total testing revenues, 82% was contributed by the Company’s final test operations, 13% by wafer sort operations, and5% by engineering test operations.
•	Growth in testing revenues came largely from volume increase compared to previous quarter, whereas ASP declined slightly during the quarter.
•	Gross margin of our test operations was 19%, compared with 6% in the second quarter of 2002 and up from 14% in the first quarter of 2003.
•	Capital spending on the testing operations amounted to US$43 million.
•	As of June 30, 2003, the Company operated a total of 1,107 testers, including 40 testers added during the quarter.

Interconnect Materials

•	ASE Materials recorded revenues of NT$1,133 million for the quarter, up56% year-over-year and up 32% sequentially. In the second quarter of 2003, ASE Material supplied 55% (by value) of the Company’s total PBGA substrate requirements. Substantially all of ASE Material’s revenues derived from inter-company sales and are not reflected in ASE’s consolidated revenues.

Customers

•	The Company’s five largest customers together accounted for approximately 34% of its net revenues in 2Q03, compared with 36% in 2Q02 and 40% in 1Q03.
•	The Company’s top 10 customers contributed 51% of its revenues during the quarter, compared with 52% in 2Q02 and 57% in 1Q03.

3	August 6, 2003

Advanced Semiconductor Engineering, Inc.

•	The Company’s customers that are integrated device manufacturers, or IDMs, accounted for 51% of the Company’s revenues in 2Q03, compared with 50% in 2Q02 and 54% in 1Q03.

Quarterly Highlights

•	ASE Test Limited successfully raised US$150 million through a 5-year syndication loan arranged by Citibank, Taipei. Proceed will be used to refinance its US$150 million convertible bond due in 2004.
•	The Company’s two wholly owned subsidiaries sold their entire holding of ASE Inc.’s stock of 163,788,000 shares through an ADR offering in the beginning of June. US$84 million was raised by this offering and the proceeds was repatriated to the Company for loan repayment.
•	ASE completes internal development of electroplated wafer bumping technology. Initial production volume shall reach 10,000 pieces per month.
•	ASE qualifies wire-bond and flip-chip assemblies for ICs using TSMC’s all-copper, 0.13-micron low-K dielectric process technology.

About ASE Inc.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company’s international customer base of more than 200customers include such leading names as Advanced Micro Devices, Inc., Cirrus Logic International Ltd., IBM Corporation, LSI Logic Corporation, Motorola, Inc., Qualcomm Incorporated and VIA Technology. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website http://www.aseglobal.com

Safe Harbor Notice

This press release contains “forward -looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward -looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with the highly competitive nature of the semiconductor industry, our ability to introduce new packaging and testing technologies in order to remain competitive, our ability to successfully integrate future acquisitions, risks associated with international business activities, our business strategy, general economic and political conditions, possible disruptions in commercial activities caused by natural disasters or industrial accidents, our future expansion plans and capital expenditures, and fluctuations in foreign currency exchange rates. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2003.

##

4	August 6, 2003

Advanced Semiconductor Engineering, Inc.

Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	2Q/03	1Q/03	2Q/02
Net Revenues Revenues by End Application	12,773	11,584	10,828

Communication	36%	37%	32%
Computer	34%	35%	33%
Automotive and Consumers	29%	27%	34%
Others	1%	1%	1%
Revenues by Region
North America	64%	60%	63%
Europe	8%	8%	6%
Taiwan	24%	27%	22%
Japan	2%	2%	1%
Other Asia	2%	3%	8%

Packaging Services
Amounts in NT $ Millions	2Q/03	1Q/03	2Q/02
Net Revenues Revenues by End Application	9,987	9,021	8,437

Communication	36%	36%	31%
Computer	37%	38%	35%
Automotive and Consumers	26%	25%	33%
Others	1%	1%	1%
Revenues by Package Type
BGA & other substrate -based	50%	53%	47%
QFP, TQFP, LQFP	26%	26%	33%
PDIP, PLCC, Sos	9%	10%	12%
Others	15%	11%	8%
Capacity
CapEx (US$ Millions) *	50	69	64
Number of Wirebonders	4,688	4,660	4,032

Testing Services
Amounts in NT $ Millions	2Q/03	1Q/03	2Q/02
Net Revenues Revenues by End Application	2,752	2,535	2,390

Communication	35%	37%	34%
Computer	24%	23%	27%
Automotive and Consumers	38%	37%	35%
Others	3%	3%	4%
Revenues by Testing Type
Final test	82%	83%	86%
Wafer sort	13%	11%	6%
Engineering test	5%	6%	8%
Capacity
CapEx (US$ Millions) *	43	29	26
Number of Testers	1,107	1,092	1,048

* Capital expenditure amounts exclude building construction cost.

5	August 6, 2003

     Advanced Semiconductor Engineering, Inc.

Consolidated Summary Income Statements Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended

	Jun. 30	Mar. 31	Jun. 30
	2003	2003	2002
Net revenues:
Packaging	9,987	9,021	8,437
Testing	2,752	2,535	2,390
Others	34	28	1

Total net revenues	12,773	11,584	10,828

Cost of revenues	10,803	10,073	9,188

Gross Profit	1,970	1,511	1,640

Operating expenses:
Research and development	550	543	494
Selling, general and administrative	1,261	1,169	1,118

Total operating expenses	1,811	1,712	1,612

Operating income (loss)	159	(201)	28

Net non-operating (income) expenses:
Interest expenses (income) - net	(153)	389	332
Foreign currency loss (gain) - net	25	14	262
Loss (income) on long-term investment	63	96	87
Loss (gain) on disposal of assets	415	54	32
Others	(52)	(43)	(306)

Total non-operating expenses	298	510	407

Income (loss) before tax	(139)	(711)	(379)

Income tax expense (benefit)	(504)	(8)	(204)

Net income (loss) before minority interest	365	(703)	(175)

Minority interest	5	(355)	(249)
Net income (loss)	360	(348)	74
Per share data:
Earnings per common share
- Basic	NT$0.11	NT$(0.11)	NT$0.02
- Diluted	NT$0.11	NT$(0.11)	NT$0.02
Earnings per pro forma equivalent ADS
- Basic	US$0.017	US$(0.016)	US$0.003
- Diluted	US$0.017	US$(0.016)	US$0.003
Number of weighted average shares used	3,142,200	3,090,678	3,090,678
in the EPS calculation (in thousands)
Forex (NT$ per US$1)	34.70	34.65	34.61

6	August 6, 2003

     Advanced Semiconductor Engineering, Inc.

Consolidated Summary Income Statements Data

(In NT$ millions, except per share data)

(Unaudited)

	For the six months ended

	Jun. 30	Jun. 30
	2003	2002
Net revenues:
Packaging	19,008	16,252
Testing	5,287	4,618
Others	62	2

Total net revenues	24,357	20,872

Cost of revenues	20,876	17,984

Gross Profit	3,481	2,888

Operating
expenses:
Research and development	1,093	916
Selling, general and administrative	2,430	2,170

Total operating expenses	3,523	3,086

Operating income (loss)	(42)	(198)

Net non-operating(income) expenses:
Interest expenses (income) - net	236	775
Foreign currency loss (gain) - net	39	265
Loss (income) on long-term investment	159	158
Loss (gain) on disposal of assets	469	48
Others	(95)	(448)

Total non-operating expenses	808	798

Income (loss) before tax	(850)	(996)

Income tax expense (benefit)	(512)	(313)

Net income (loss) before minority interest	(338)	(683)

Minority interest	(350)	(526)
Net income (loss)	12	(157)

Per share data:
Earnings per common share
- Basic	NT$0.004	NT$(0.05)
- Diluted	NT$0.004	NT$(0.05)
Earnings per pro forma equivalent ADS
- Basic	US$0.001	US$(0.007)
- Diluted	US$0.001	US$(0.007)

Number of weighted average shares used	3,116,581	3,090,678
in the EPS calculation (in thousands)

Forex (NT$ per US$1)	34.67	34.83

7	August 6, 2003

Advanced Semiconductor Engineering, Inc.

Consolidated Summary Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Jun. 30, 2003		As of Mar. 31, 2003

Current assets:
Cash and cash equivalents		11,526	12,019
Short-term investments		3,063	2,578
Notes and accounts receivable		9,027	8,354
Inventories		3,537	3,170
Others		7,078	1,972

Total		34,231	28,093

Long-term investments		6,474	6,471
Properties – net		64,732	64,504
Other assets		9,312	8,362

Total assets		114,749	107,430

Current liabilities:
Short-term debts- revolving credit		4,385	6,720
Short-term debts- current portion of long	-term debts	7,051	5,996
Short-term debts – current portion of long-term		5,378	0
bonds payable
Notes and accounts payable		4,155	3,824
Others		8,203	8,736

Total		29,172	25,276

Long-term debts		30,442	25,236
Long-term bond s payable		0	5,304
Other liabilities		2,838	2,814

Total liabilities		62,452	58,630

Minority interest		9,686	9,695

Shareholders’ equity		42,611	39,105

Total liabilities & shareholders’ equity		114,749	107,430

8 August 6, 2003